    As filed with the Securities and Exchange Commission on May 8, 1998
                      Registration Statement No. 333-35897


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                AMENDMENT NO. 3

                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              --------------------
                                    AMBI INC.
             (Exact name of registrant as specified in its charter)

New York                  2083                              11-2653613
(State or other           (Primary Standard                 (I.R.S. Employer
jurisdiction of           Industrial Classification         Identification No.)
incorporation)            Code Number)


AMBI Inc.                                      Fredric D. Price
771 Old Saw Mill River Road                    771 Old Saw Mill River Road
Tarrytown, New York 10591                      Tarrytown, New York 10591
(914) 347-5767                                 (914) 347-5767
(Address, including zip code,                  (Name, address, including
and telephone number,                          zip code, and telephone
including area code, of                        number, including area code,
registrant's principal                         of agent for service)
executive offices)

                                   ----------

                                   Copies To:
                              Oscar D. Folger, Esq.
                                521 Fifth Avenue
                            New York, New York 10175

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement depending on market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE

                                                                Proposed               Proposed               Amount of
Title of Each Class of Securities Being         Amount Being    Maximum Offering       Maximum                Registration Fee
Registered                                        Registered    Price per Share (1)    Aggregate Offering
                                                                                       Price
----------------------------------------------------------------------------------------------------------------------------------
 Common Stock                                        500,000                $2.5625              $1,281,250            $388.26 (2)
==================================================================================================================================


(1) Estimated for purposes of computing the registration fee pursuant to Rule 457(c) at $2.5625 per share based upon the average of the high and low prices which were both $2.5625 on September 15, 1997.

(2) Previously paid.

                             -----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             ----------------------

                  SUBJECT TO COMPLETION, DATED MAY 8, 1998

PROSPECTUS
                                    AMBI INC.
                         500,000 Shares of Common Stock

                        --------------------------------

         This Prospectus relates to an aggregate of 500,000 shares of Common Stock (the "Offered Shares") of AMBI Inc. (the "Company"), par value $.005 per share (the "Common Stock") issued in August 1997 as part of the consideration for the acquisition of Nutrition 21, a privately-held partnership which develops, produces, and markets proprietary nutrition products and dietary supplements. See "Material Changes." This Prospectus does not relate to the sale or issuance by the Company of any securities. Any shares of Common Stock which are offered will be offered for the respective accounts of the Selling Security Holders. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Security Holders. The Company will pay substantially all of the expenses with respect to the offering and sale of the Offered Shares to the public, including the costs associated with registering the Offered Shares under the Securities Act of 1933, as amended (the "Securities Act"), and preparing and printing this Prospectus. Normal underwriting commissions and broker fees, however, as well as any applicable transfer taxes, are payable individually by the Selling Security Holders. See "Selling Security Holders."

         The Company has been advised by the Selling Security Holders that the Offered Shares may be offered for sale from time to time by or for the account of such Selling Security Holders in the open market, on the Nasdaq National Market, in privately negotiated transactions, in an underwritten offering, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Offered Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Security Holders and/or purchasers of the Offered Shares for whom such broker-dealer may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Security Holders and any broker-dealers who act in connection with the sale of Offered Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and proceeds of any resale of the Offered Shares may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Security Holders have agreed not to sell or dispose of their Offered Shares until various dates commencing November 10, 1997. See "Selling Security Holders" and "Plan of Distribution."



         The Company's Common Stock is traded on the Nasdaq National Market System under the symbol AMBI. As reported by Nasdaq for May 6, 1998, the last sale price for the Company's Common Stock was $2.00.


                              ---------------------
                 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                              ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


               The date of this Prospectus is May __, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's Regional
Offices: Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois; 7 World Trade Center, New York, New York, and Suite 500, 5757 Wilshire Boulevard, Los Angeles, California, and with respect to registration statements, Suite 788, 1375 Peachtree Street, Atlanta, Georgia. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be accessed electronically through the Commission's Web site at http://www.sec.gov. The Company's securities are traded on the Nasdaq National Market System and reports and proxy statements can also be obtained from The Nasdaq Stock Market, Inc. at 1735 K Street NW, Washington, D. C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Offered Shares. This Prospectus is part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference and attached hereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C.



         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER AT ANY TIME SHALL IMPLY THAT THE INFORMATION PROVIDED HEREIN OR INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                   THE COMPANY

         AMBI Inc., (the "Company") is a New York corporation which was incorporated on June 29, 1983. The Company develops and commercializes pharmaceutical and dietary products. The executive offices of the Company are located at 771 Old Saw Mill River Road, Tarrytown, New York 10591 and its telephone number at that address is 914-347-5767.


                                  RISK FACTORS


         An investment in the Offered Shares offered hereby involves a high degree of risk. Prospective investors should understand that they may sustain a total loss of their investment and should consider carefully the following risk factors, among others, in making their investment decision. This Prospectus contains and incorporates by reference forward looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussion under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the amended Form 10-K/A2 for the year ended June 30, 1997, which is incorporated in this Prospectus by reference. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the following risk factors and actual results could differ materially from those projected in such forward-looking statements.


Recent Sale of Subsidiary


In December 1996, the Company sold its Aplin & Barrett Limited subsidiary ("A&B"). Substantially all of the Company's earnings through the date of sale had been generated by this subsidiary. Primarily as a result of the divestiture, revenues decreased 30% to $11.3 million in the fiscal year ended June 30, 1997 ("fiscal 1997") from $16.0 million in the fiscal year ended June 30, 1996 ("fiscal 1996"). Sales as a percentage of total revenues attributable to A&B were 53% and 81% of total revenues in fiscal 1997 and fiscal 1996, respectively. In turn, this loss of revenue contributed to an operating loss of $16.6 million in fiscal 1997, compared with an operating loss of $4.6 million in fiscal 1996. The sale of A&B did generate cash proceeds of $13.5 million which provided adequately for the Company's short-term capital requirements following the sale. The Company has only recently reinvested the proceeds from this sale into the acquisition of Nutrition 21, which may replace the potential to generate revenues. Nutrition 21 reported sales of $16,273,227 in 1996. However, there can be no assurance that the Nutrition 21 business and sales of the Company's other products will generate revenues, cash flow, and earnings equal to those which would have come from A&B or that they will be sufficient to make the Company's operations profitable. See "Acquisition of New Business" and "Material Changes."



Acquisition of New Business

The Company acquired Nutrition 21 in August 1997. It is likely that Nutrition 21 will provide a majority of the Company's revenues at least through the next fiscal year. The Company currently intends to operate Nutrition 21 as a separate business located at Nutrition 21's current facilities in San Diego, California. Although the Company does not believe that extensive integration of Nutrition 21's operations with those of the Company may be necessary, there can be no assurance that the Company will be able to smoothly accomplish such coordination as will be necessary, or that the Company will be able to successfully manage the Nutrition 21 business. The Company's management does not have significant experience in Nutrition 21's nutritional supplement business. While Nutrition 21's current personnel have indicated their intention to continue with the business, the Company does not have and does not plan to obtain employment agreements with Nutrition 21's current personnel. There can be no assurance that Nutrition 21's current personnel will remain with the Company, nor that they can be readily replaced should they leave the Company. See also "Need for Additional Funding," "Government Regulation," "Competition," "Technological Obsolescence," "Dependence on Patents and Proprietary Technology," and "Dependence on Limited Number of Products."

Continuing Operating Losses


The Company has had net operating losses since its inception in 1983. At June 30, 1997 the Company's accumulated deficit was approximately $43.9 million and in fiscal 1997, such operating losses were approximately $16.6 million. The Company's revenues have been generated to date solely from sales of non-therapeutic products, development agreements, and research grants. The Company is currently generating sales from its medical food product, Cardia(TM) Salt Alternative, animal healthcare products, its new Nutrition 21 business, and development agreements. While the Company is looking to expand its revenues through, among other things, the continued acquisition of pharmaceutical and dietary products, it is not certain that any further acquisitions will be concluded. The Company does not expect to generate revenues from the products currently in its R&D pipeline for several years. The Company's ability to achieve profitability depends, in part, on its ability to successfully penetrate the market with Cardia(TM) Salt Alternative and Nutrition 21's principal product, chromium picolinate. Profitability will depend, in addition, upon the Company's ability to obtain regulatory approval for products, to enter into agreements for product development and/or commercialization, or to develop the capacity to manufacture and/or market its products. There can be no assurance that the Company will obtain required regulatory approvals, successfully develop, commercialize, manufacture and market its products or achieve profitability.



Need for Additional Funding


The Company's future capital requirements will depend on many factors, including expenses associated with the continued marketing of existing products, expenses associated with research and development, and funds required for the acquisition of products and/or companies. Progress with pre-clinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements, the cost of product in-licensing and possible acquisitions may impact the Company. The Company's existing resources are expected to be sufficient to fund the Company's foreseeable operations for the next 12 months. However, acquisition activities and any increased research and development expenses over the present level will require additional funds. For example, the Company was obligated to borrow to fund part of the purchase price for Nutrition 21. On December 31, 1997, the Company entered into a Revolving Credit and Term Loan Agreement with State Street Bank and Trust Company to refinance these borrowings. The refinanced borrowings bear interest at the prime rate plus one percent and are due June 30, 2000. The principal amount of the Term Loan is $2,800,000 and is subject to monthly payments. The revolving credit line provides up to $4,000,000 based on the Company's assets. The Company intends to seek other additional funding through arrangements with corporate collaborators, through public or private sales of its securities, including equity securities, or through bank financing arrangements. The Company does not currently have any specific arrangements for additional financing and there can be no assurance that additional funding will be available at all or on reasonable terms. Moreover, any of such financings may result in substantial dilution to the Company's existing equity holders.


Government Regulation

Products which are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans or animals are subject to extensive governmental regulation. All such products are subject to regulation for quality assurance, toxicology, safety, and efficacy. Products containing such agents must undergo thorough preclinical and clinical evaluations of performance as to safety and efficacy under approved protocols.

The Company intends to pursue regulatory approval for the pharmaceutical and related uses of its products. The Company's proposed pharmaceutical products, for both human and animal use, will be subject to the regulatory approval processes for new drugs. They are subject to approval in the U.S. by the Food and Drug Administration ("FDA"), and by other developed countries' regulatory agencies. To take a product from the discovery stage through research and preclinical development to the point where the Company and/or its partners can make the necessary filing (to the FDA and governmental agencies outside the U.S.) to conduct human clinical trials may take several years. Regulatory requirements to conduct clinical trials are substantial, depend upon a variety of factors, vary by country, and will further add to the time necessary to determine whether a product candidate can be approved for human use. Since the sale of A&B, the Company does not have any pharmaceutical products which have completed this process. All of these products are in various stages of preclinical and clinical development. There can be no assurance that the Company's proposed products will prove to be safe and effective under these regulatory procedures, or will continue to be marketable even after approval.

All of the Company's products which are currently being marketed are in medical food or dietary supplement business areas which do not require FDA approval for marketing, but are subject to monitoring by the FDA. No assurances can be given that FDA interactions on these products will not occur at some point in the future. With respect of the Company's products currently in development, in 1996, Nutrition 21 obtained approval from the FDA for chromium picolinate for use as a supplement in animal feed for swine. The Company made its first regulatory submission with the FDA in October 1997 for approval of an Investigational New Drug Application ("IND") for nisin colonic-release tablets for the treatment of bacterial infections of the colon. In November 1997, the FDA advised the Company that it could proceed under the IND with a clinical trial.

In addition to FDA regulations, the Federal Trade Commission ("FTC") regulates product advertising claims. From 1993 to 1996, Nutrition 21 was subject to an FTC inquiry regarding certain advertising claims made from 1989 to 1992. In November 1996, Nutrition 21, without any admission that any laws had been violated, entered into a settlement agreement with the FTC. This agreement limits the Company's ability to make claims about its Nutrition 21 products without "competent and reliable scientific evidence." The agreement also mandated the maintenance of records relating to advertising materials and the notification of customers and employees that certain advertising was no longer to be used unless substantiated by competent and reliable scientific evidence.

Drug Related Risks

Adverse side effects from the treatment of diseases and disorders in both human and animal patients may occur during clinical testing of a new drug on humans and animals. Such effects may delay FDA approval, and even cause a company to terminate its efforts to develop a drug for commercial use. In addition, adverse side effects that develop after the FDA has approved a drug could result in legal action against a company. Drug developers and manufacturers, including the Company, may face substantial liability for damages in the event of adverse side effects or product defects identified with their products used in clinical tests or marketed to the public. There can be no assurance that the Company will be able to defend itself successfully in any suit that may be brought against it and any such defense is likely to require the utilization of significant Company resources. Further, there can be no assurance that the Company will be able to satisfy any claim for which it may held liable resulting from the use or misuse of products which it has developed, manufactured or sold.


Dependence on Key Executive and Skilled Personnel

The business of the Company depends heavily upon the participation of Mr. Fredric D. Price, President and Chief Executive Officer of the Company. Loss of his services would adversely affect the operations of the Company. In addition, both the long-term and short-term success of the Company depend in large part upon its continued ability to attract and retain skilled scientific and managerial employees. There can be no assurance that the Company will at all times be able to attract such qualified individuals as a result of the highly competitive nature of the market for such persons.

Competition

The Company is evaluating certain proprietary dietary food products in the areas of cardiovascular disease, diabetes, infectious disease, and gastrointestinal disorders. Special Dietary Foods are foods that supply particular dietary needs or that may aid in the dietary management of disease and are sometimes known as medical foods, functional foods, or nutraceuticaIs.

The Company was granted an exclusive license by a division of Orion Corporation ("Orion"), the largest pharmaceutical company in Finland, to make, have made, use and sell in the United States Orion's patented salt alternative. This product, currently being sold in Finland and Japan by Orion and its licensee, has significantly less sodium than regular salt and contains potassium and magnesium, essential minerals that may help in the dietary management of blood pressure. The Company is marketing this product directly to hypertensive patients and to medical professionals (physicians. pharmacists and dietitians) for recommendation to hypertensive patients and to those at risk of developing hypertension.

The Company has not previously marketed products in this manner. Other larger food and pharmaceutical companies (with substantially greater financial resources and/or with relevant marketing experience) could acquire or develop products that may compete with the Company's salt alternative and with other special dietary food products that the Company may acquire in the future. There can be no assurance that the Company's salt alternative will be successful, or that the Company will be able to develop or acquire other special dietary foods that have a substantial market presence.

The Company is developing a class of bacteriocins/antimicrobial peptides known as lanthocins as drugs for the treatment of bacterial infections such as ulcer disease, diseases of the colon, and hospital-acquired systemic infections. The Company understands that there are many corporate and research organizations that are seeking to develop other bacteriocins and other antimicrobial peptides as drugs to treat these and similar bacterial infections. Success by competitors in work with other anti-bacterial or germicidal products may substantially and adversely affect the Company's prospects. Many of the large corporations that are involved in, or are expected to enter, the field of biotechnology have substantially greater financial, marketing and human resources than the Company and have the capability of providing significant long-term competition.

The dietary supplement manufacturing industry is very fragmented with many competitors and potential competitors which are larger than the Company and which have greater financial resources than the Company. The Company holds exclusive rights to the United States patent for chromium picolinate. However, foreign producers compete on price with the Company in foreign markets. The Company also faces competition on price from illegal imports.
See also "Dependence on Patents and Proprietary Technology."

Technological Obsolescence

The fields in which the Company's products are being developed are undergoing rapid technological advances. There is no assurance that the Company will be in a position to take advantage of such advances. In addition, there can be no assurance that some of the Company's products will not be rendered obsolete as a result of the successful application of such technology by competitors. In the dietary supplement market there are numerous products for which claims are made similar to those made by the Company for chromium picolinate. Research supporting competitors' claims in the dietary supplement market is not subject to mandatory review by any government agency, and new products can appear and be brought to market rapidly and with little advance notice. While the Company believes that its current research provides strong substantiation for its claims for chromium picolinate, there can be no assurance that a competitive product will not appear or be supported by new research before the Company is able to respond with new product development or countervailing research. See also "Government Regulation."

Product Liability Claims and Uninsured Risks

To the extent that the Company is successful in developing and marketing new products, it will be exposed to liability resulting from the use of such products. The Company has obtained product liability insurance for the products it currently markets and intends to obtain product liability insurance for products it will market in the future.

Although the Company may apply for product liability insurance, there is no assurance that it will receive insurance or that such insurance will be sufficient to cover all possible liabilities.

Dependence on Others

In order to develop, test and market its products, it may be necessary for the Company to obtain licenses to patents or other proprietary rights of third parties, or enter into agreements with collaborative partners. There can be no assurance that any such licenses or agreements would be available, if at all, on terms acceptable to the Company. If AMBI is not able to obtain such licenses or enter into such agreements, it could encounter delays in introducing its products into the market, or find that development, manufacture or sale of its products will be limited.

No Manufacturing Experience and Reliance on Third Parties for Manufacturing

The Company currently has no facilities to manufacture its products in accordance with Good Manufacturing Practices ("GMP") prescribed by the FDA and must rely on third parties to manufacture its products. There can be no assurance that these manufacturers will meet the Company's requirements for quality, quantity and timeliness, or that the Company would be able to find substitute manufacturers, if necessary.

Dependence on Patents and Proprietary Technology

The biotechnology and pharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend, in part, on its ability to obtain patent protection for its products and manufacturing processes, preserve its trade secrets and operate without infringing the proprietary rights of third parties. In addition to the Company's own patents and patent applications, Orion Corporation and the University of Maryland have exclusively licensed their rights in certain patents and patent applications to the Company. The Company's new Nutrition 21 business also holds exclusive rights to the United States patent for chromium picolinate. The Company's future performance is partly dependent upon these license agreements. The Company's rights under these agreements are also subject to the risks inherent in relying on patent protection described below.

The Company is conducting research and expects to seek additional patents in the future, but there can be no assurance as to its success or the timeliness in obtaining any such patents or as to the breadth or degree of protection, which any such patents will afford the Company. The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and factual questions. There is a substantial backlog of biotechnology patent applications at the United States Patent and Trademark Office. No consistent policy has emerged regarding the breadth of claims covered in biotechnology patents. Accordingly, there can be no assurance that any current or future patent applications relating to the Company's products or technology will result in patents being issued or that, if issued, such patents will afford adequate protection to the Company or not be challenged, invalidated or infringed. Furthermore, there can be no assurance that others will not independently develop similar products and processes, duplicate any of the Company's products or, if patents are issued to the Company, design around such patents. In addition, the Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patents against others. If the outcome of any such litigation is adverse to the Company, the Company's business could be adversely affected. To determine the priority of inventions, the Company may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to the Company.


In addition, the Company may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or be unable to develop, manufacture or sell products.

The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, or that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise be disclosed.

Dependence on Limited Number of Products


Following the divestiture of A&B, the Company's revenues are primarily derived from the sales of two products launched in the 1996 fiscal year, Cardia Salt Alternative ($3.6 million in fiscal 1997) and Wipe Out Dairy Wipes ($1.2 million in fiscal 1997), and from sales of chromium picolinate, the principal product of the newly acquired Nutrition 21 business. While the Company is endeavoring to acquire or develop additional products, at the present time a decline in the sales of Cardia Salt Alternative, Wipe Out Dairy Wipes, or chromium picolinate for whatever reason could have a material adverse impact on the Company's results of operations and financial condition.


Sales Dependent in Part on Third Party Reimbursement

When they become available, sales of the Company's pharmaceutical products may depend to some extent on the availability of reimbursement from third-party payers, such as government and private insurance plans. No assurance can be given that such reimbursement will be available.

Dependence on Acquisitions

The Company intends to expand in part by pursuing a strategy of seeking acquisitions. There can be no assurance that suitable acquisition candidates can be found or effectively integrated into the Company. There can be no assurance, that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions during which the operations of the acquired businesses are being integrated into the Company's operations.

Maintenance Criteria for Nasdaq Securities; Penny Stock Rules


The Common Stock is quoted on the Nasdaq National Market System. In order to maintain such listing the Company must continue to be registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and have net tangible assets of at least $4,000,000, there must be at least 750,000 shares outstanding not held by affiliates of the Company with a market value of at least $5,000,000, at least 400 shareholders, a minimum bid price of $1.00 per share, and at least two market makers. The Company believes that it currently complies with all of the requirements for continued listing. There can be no assurance that in the future the Company will continue to meet the requirements for continued listing on the Nasdaq National Market System. If the Company's securities fail to maintain a Nasdaq listing, the market value of the Common Stock would likely decline and purchasers thereof would likely find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

In addition, if the Company fails to maintain a Nasdaq listing for its securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of the Company's securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in the Company's securities, they would become less willing to engage in such transactions, thereby making it more difficult for purchasers of the Common Stock to dispose of their shares.

Shares Eligible for Future Sale


Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. The Company currently has outstanding 222 shares of its Series C Convertible Preferred Stock which as of May 7, 1998 are convertible into 1,567,058 shares of Common Stock (subject to anti-dilution adjustments), 22,500 shares of Series D Preferred Stock, and 528,937 Warrants issued in connection with the Series D Preferred Stock. The Company has registered the sale of all of the Common Stock underlying the Preferred Stock and Warrants as well as 4,342,467 shares of Common Stock issuable pursuant to various other warrants and stock options.


Dividends Not Likely

The Company has never paid any dividends on its Common Stock. The payment of dividends is also restricted by provisions of the Preferred Stock. When the

Company becomes legally able to pay dividends, such payment shall be subject to the discretion of the Board of Directors, which will take into account earnings, financial requirements of the Company, and other factors deemed relevant by the Board of Directors. For the foreseeable future, it is anticipated that any earnings, which may be generated from operations of the Company, will be used to finance the growth of the Company, and that cash dividends will not be paid to holders of Common Stock.

Volatility of Stock Price

The market prices for securities issued by small health care companies have been volatile. Announcements of technological innovations for new commercial products by the Company's competitors, adverse developments concerning regulatory review, proprietary rights, corporate plans, the introduction of new products, and changes in general conditions in the pharmaceutical industry may have a significant impact on the Company's business and on the market price of the Common Stock.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Offered Shares by the Selling Security Holders.


                            SELLING SECURITY HOLDERS

         The following table sets forth the names of the Selling Security Holders, the number of shares of Common Stock beneficially owned by such Selling Security Holder and the number of Offered Shares which may be offered for sale pursuant to this Prospectus by each such Selling Security Holder. None of the Selling Security Holders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of his or its ownership of shares of Common Stock. The Offered Shares may be offered from time to time by the Selling Security Holders named below. However, such Selling Security Holders are not obligated to sell any such Offered Shares immediately under this Prospectus. All information with respect to share ownership has been furnished by the Selling Security Holders. Because the Selling Security Holders are not obligated to sell any such Offered Shares, no estimate can be given as to the number of shares of Common Stock that will be held by any Selling Security Holder upon termination of any offering made hereby.


                                                                                           Securities to
                                                Securities Owned           Securities           be Owned
Name and Address                                Before Offering         to be Sold (1)    after Offering
----------------                               -----------------        --------------    --------------
Alice Barnhart                                        7,000                    7,000               -0-
James Bie, trustee Bie Family Trust                  30,000                   30,000               -0-
Herbert H. Boynton or Donna P.                      240,000                  240,000               -0-
Boynton, co-trustees under
Declaration of Trust dated June 22,
1978, as amended
Diana Chubbic                                        25,000                    5,000            20,000
 Joel Cornish                                        27,500                   27,500               -0-
Patty Jo Cornish                                      7,000                    7,000               -0-
 Melissa Cunningham                                   5,000                    5,000               -0-
Stephanie Dutton                                      2,500                    2,500               -0-
Mary Erwin                                           17,500                   17,500               -0-
April Johnson                                         1,250                    1,250               -0-
 Howden King                                         18,500                   17,500             1,000
Angelique Mambelli                                   35,000                   35,000               -0-
Scot A. Morris                                       10,500                   10,500               -0-
Patricia P. Ortleib                                   4,650                    4,650               -0-





                                       10





Laurence Rivkin, trustee L.N.R.                           47,500                47,500               -0-
Family Trust
Brett Smithers                                             2,650                 2,350               300
Al Smithson                                                3,500                 3,500               -0-
Hayley Wade                                                1,250                 1,250               -0-
Jack M. and Mary G. Williams,                             35,000                35,000               -0-
trustees, The Williams Family Trust


--------------------
(1)      Assumes sale of all Offered Shares.


                              PLAN OF DISTRIBUTION

         The securities are being offered for the respective accounts of the Selling Security Holders. The Company will not receive any proceeds from the sale of any securities by the Selling Security Holders. Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Security Holder from time to time while the Registration Statement to which this Prospectus relates is effective on the Nasdaq National Market System ("NNM") or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. The Selling Security Holder may choose to sell all or a portion of such Offered Shares from time to time in any manner described herein. The methods by which the Offered Shares may be sold by the Selling Security Holder include, without limitation: (i) ordinary brokerage transactions, which may include long or short sales, (ii) transactions which involve cross or block trades or any other transactions permitted by the NNM, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combinations of any such methods of sale. In addition, the Selling Security Holder may enter into hedging transactions with broker-dealers which require the delivery to such broker-dealers of the Offered Shares offered hereby, which Offered Shares such broker-dealers may resell pursuant to this Prospectus.

         In effecting sales, brokers and dealers engaged by the Selling Security Holder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Security Holder to sell a specified number of Offered Shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Security Holder, may purchase as principal any unsold Offered Shares at the price required to fulfill such broker or dealer commitment to the Selling Security Holder. Brokers or dealers who acquire Offered Shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other brokers or dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices, and in connection with the methods as described above. The Offered Shares held by the Selling Security Holder may also be sold hereunder by brokers, dealers, banks or other persons or entities who receive such Offered Shares as a pledgee of the Selling Security Holder. The Selling Security Holder and brokers and dealers through whom sales of Offered Shares may be effected may be deemed to be "underwriters," as defined under the Securities Act, and any profits realized by them in connection with the sale of the Offered Shares may be considered to be underwriting compensation.


         The agreement between the Company and the Selling Security Holders, dated as of August 11, 1997 (the "Agreement"), provides that the Company and the Selling Security Holders will enter into agreements indemnifying each other against certain liabilities, including civil liabilities under the Securities Act respecting this Registration Statement. The Agreement also provides that the Selling Security Holders will not sell or dispose of their Offered Shares for various periods. Selling Security Holders holding an aggregate of 85,000 shares agreed not to sell or dispose of their Offered Shares until November 10, 1997, Selling Security Holders holding an aggregate of 175,000 shares have agreed not to sell or dispose of their Offered Shares until February 7, 1998, and Mr. Boynton has agreed not to sell or dispose of his Offered Shares until August 11, 1998.


                                     EXPERTS


         The consolidated financial statements of the Company as of June 30, 1997 and 1996 ^, and for each of the years of the three-year period ended June 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.




                                  LEGAL MATTERS

         Certain legal matters in connection with this offering are being passed upon for the Company by Oscar D. Folger, Esq., 521 Fifth Avenue, New York, New York 10175. Mr. Folger's wife owns 5,000 shares of the Common Stock of the Company.


                                MATERIAL CHANGES


         There have been no material developments since the filing on February 17, 1998 of the Company's quarterly report on Form 10-Q for the fiscal ^ quarter ended December 31, 1997.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         From 1989 through 1992, the Company issued an aggregate of 11,583,837 shares of Common Stock to Burns Philp & Company, Limited ("BP") in connection with various transactions. The issuances consisted of (1) a sale to BP of 1,000,000 shares of Common Stock in 1989, (2) 9,648,837 shares of Common Stock issued as payment for the purchase of A&B pursuant to an Agreement for the Purchase and Sale of Stock dated as of June 30, 1992 (the "1992 Purchase Agreement"), and (3) the issuance in July 1993 of an additional 935,000 shares of Common Stock to BP pursuant to terms of the 1992 Purchase Agreement. During July 1996, BP sold 1,400,000 shares of Common Stock, and during December 1996 BP transferred 2,420,000 shares of Common Stock to the Company as part of the purchase price of A&B. As a result of the issuances in 1989, 1992, and 1993 and the sales of Common Stock in July and December 1996, BP currently owns 7,763,837 shares of Common Stock.

         Under the 1992 Purchase Agreement, the Company and BP entered into the following arrangements and understandings with respect to election of directors and related matters:

         The by-laws of the Company were amended to provide, among other things, that until September 1, 1996 the Board of Directors shall consist of seven directors. The by-laws further provided that David Guttmann, Peter Blackburn and Benjamin Sporn were designated "Prior Directors," and that the Board of Directors was to nominate three persons designated by the Prior Directors as the Board's nominees for election as directors at meetings of shareholders. In September 1994, the Company hired

Fredric D. Price as President and Chief Executive Officer. In connection with this hiring, four directors: Peter Blackburn, Alan English, Colin Kop and Benjamin Sporn resigned from the Board. Mr. Price was elected to the Board and designated a Prior Director by the remaining Prior Director, Mr. Guttmann. The Board then authorized Mr. Price to propose three new directors to fill the remaining vacancies. In January 1995, Drs. Audrey T. Cross, Douglas A. Cotter and Robert E. Pollack were proposed by Mr. Price and elected to the Board. In October 1995, David Guttmann resigned from the Board and Dr. Sheldon G. Gilgore was elected to the Board. In May 1996, Ian Clack resigned from the Board and Colin Kop was elected to the Board. In July 1996, Dr. Cotter resigned from the ^ Board and Robert E. Flynn was elected to the Board in October 1996. Dr. Marvin Moser was elected to the Board in October 1997, and Colin Kop resigned from the Board in December 1997. See "Directors and Executive Officers of the Registrant--Arrangements Regarding the Election of Directors."


         The amended by-laws also provide that the following actions by the Company shall require the prior favorable vote of not less than six directors: termination of the Company's chief executive officer, or a change in his or her responsibilities or compensation, or the retention of any chief executive officer; removal of the Company's chairman or the election of any person as chairman other than the person last elected to such position; the issuance of any shares of capital stock or of securities convertible or exercisable into shares of capital stock except as to outstanding warrants, options and other convertible securities; the grant of options to any officer or director; any merger, or any acquisition or disposition of assets in excess of $250,000; the incurrence of a commitment or obligation in excess of $650,000; any change in the Company's charter or by-laws; any transaction with any affiliate of BP, including any overhead charge or any other intercompany charge or allocation, but excluding the continuation of certain current agency agreements; any dividend or other distribution except on the 1992 Redeemable Preferred; any purchase by BP (whether in the public market or in private transactions, or otherwise) of any shares of the Company's Common Stock which would increase BP's percentage ownership of the outstanding Common Stock beyond the percentage ownership of such stock owned by BP on August 31, 1992 subject to certain increases provided for in the Agreement.

         BP also agreed that:

         BP and its affiliates will for a four-year period vote all shares of the Company stock from time to time owned by them in favor of election as directors of the Prior Directors and their nominees.

         BP and its affiliates will for a four-year period be entitled to purchase shares of Common Stock (in the public market or in private transactions, or otherwise) only as permitted in the Company's by-laws.

         So long as BP and its affiliates shall have control of the Company, BP will not sell, in a single transaction or in a series of transactions occurring within a period of up to 18 months, to any single purchaser or to any "group," a block of the Company shares owned by BP or its affiliates which shall be sufficient in itself both to (i) divest BP and its affiliates of control of the Company and (ii) vest control of the Company in the purchaser or purchasers, unless BP shall cause the purchaser to tender for the purchase of all shares of the Company which are owned by all shareholders of the Company on the same terms and conditions as those which apply to the sale by BP. The term "control" has the meaning assigned to it in Rule 405 of Regulation C under the Securities Act, and "group" has the meaning assigned to in Rule 13D of the Securities Exchange Act. However, BP is permitted to sell, without compliance with this provision, a block of shares to an underwriter for the purposes of a broad distribution of the shares. An affiliate of BP will, if required by the Company, for a four-year period maintain its bank comfort letter in respect of not more than GBP 300,000 of bank borrowings by the Company.

         So long as BP or its affiliates owns at least 50% of the Company's total voting power and for five years after BP and its affiliates ceases to own at least 50% of the Company's total voting power, neither BP nor any of its affiliates will manufacture, sell or otherwise deal in or with nisin or Nisaplin (or any derivative products) except under distribution agreements with the Company on terms equivalent to those in effect on June 30, 1992. At such time after the five-year period aforesaid that BP shall be permitted to engage in the businesses aforesaid, BP will nevertheless continue to refrain from using trade secrets and other confidential information which are the property of the Company.

         BP has certain demand and "piggyback" registration rights for its shareholdings.


         On December 12, 1996, the Company completed the sale of its UK-based subsidiary, A&B to BP in accordance with the terms of a Share Purchase Agreement (the "1996 Purchase Agreement") for $13.5 million in cash and the transfer to the Company of 2.42 million shares of the Company's Common Stock held by BP. In addition, BP has provided the Company with a revolving line of credit of up to $2.5 million. Any borrowings under this line of credit can be forgiven under certain circumstances. As of December 31, 1997, no amount has been drawn under this line of credit. In accordance with the 1996 Purchase Agreement, the cash purchase price was paid in two installments: an initial payment of $8 million to the Company was made on December 11, 1996; and a final payment of $5.5 million was made to the Company on June 12, 1997.


         In connection with the transaction, the Company and A&B entered into two License Agreements. Pursuant to the first License Agreement, the Company is exclusively licensed by A&B for the use of nisin generally in pharmaceutical products and animal healthcare products. Pursuant to the second License Agreement, A&B is exclusively licensed by the Company generally for the use of nisin as a food preservative and for food preservation. In addition, the Company entered into a Supply Agreement with A&B pursuant to which A&B was required to sell nisin to the Company while the Company was establishing its own source of supply. The Company established its own source of supply for nisin, and sent notice of termination of the Supply Agreement effective September 26, 1997.

         In connection with the transaction, the Company and BP entered into an Investors' Rights Agreement pursuant to which BP agreed until December 11, 1998, not to acquire, directly or indirectly, the Company's securities, and to refrain from selling the Company's Common Stock, except under certain circumstances through underwritten public offerings and private placement transactions. Until December 11, 1998 and so long as BP owns at least 10% of the Company's outstanding common stock, BP will vote its shares in favor of Fredric D. Price and one nominee of Fredric D. Price for election to the Company's Board. So long as BP owns at least 20% of the Company's outstanding common stock, BP is entitled to nominate one member for election to the Company's Board.

         As of the date of sale, two of the Company's Board members were representatives of BP. BP's Board representatives did not participate in the vote of the Company's Board which approved the sale of A&B to BP. As a result of the sale, BP's representation on Registrant's Board of Directors is reduced from two members to one member. Colin Kop is currently serving as the Director designated by BP. The amount of consideration for the sale was arrived at through arms-length negotiation and a fairness opinion was obtained.

         During the fiscal year ended June 30, 1995, the Company's A&B subsidiary made sales of approximately $2,117,000 to Mauri Laboratories Pty Limited ("Mauri"). In addition, it purchased approximately $832,000 of goods from Mauri. During the fiscal year ended June 30, 1996, the Company's A&B subsidiary made sales of approximately $1,939,000 to Mauri and purchased approximately $1,430,000 of goods from Mauri. Mauri was, until June 14, 1996, a wholly-owned subsidiary of BP. On June 14, 1996, Mauri was sold to Gist-brocades N.V. of the Netherlands and ceased to be an affiliate.

         Certain of A&B's U.K. based staff provided accounting and administrative services for other U.K. based subsidiaries of BP. During the fiscal year ended June 30, 1995, A&B, as a result of these activities, received income from Burns Philp (U.K.) plc. of approximately $75,000. During the fiscal year ended June 30, 1996, A&B, as a result of these activities, received income from Burns Philp (U.K.) plc. of approximately $74,000.

         A&B manufactured certain products on a contract basis for Imperial Biotechnology Limited ("IBT") at its U.K. production site. IBT was, until December 12, 1995, a 50% owned affiliate of BP. On December 12, 1995, IBT was sold to Protein Technologies International of the USA and ceased to be an affiliate. During the fiscal year ended June 30, 1995, A&B received income of approximately $77,000 as a result of these activities. During the fiscal year ended June 30, 1996, A&B received no income as a result of sales to IBT prior to IBT ceasing to be an affiliate.

         From time to time, the Company advanced funds to Burns Philp Inc., a wholly owned subsidiary of BP. During the fiscal year ended June 30, 1995, the Company received interest income of approximately $63,000 in respect of such advances. During the fiscal year ended June 30, 1996, the Company received interest income of approximately $79,000 in respect of such advances.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, which have been filed with the Commission by the Company are incorporated herein by reference and made a part hereof. The Commission file number for all documents which are incorporated by reference is 1-12106.


         (1) Annual Report on Form 10-K/A2 for the fiscal year ended June 30, 1997, as amended. ----


         (2) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

         (3) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.


         (4) Current Report on Form 8-K/A3 filed December 27, 1996, as amended November 6, 1997 ^, December 19, 1997^, and February 20, 1998.


         (5) Current Report on Form 8- K/A3 filed August 25, 1997, as amended October 22, 1997 , December 19, 1997 , and February 20, 1998 .

         (6) The section entitled "Description of Securities" in the Company's registration statement on Form S-1 (Registration No. 33-4822), declared effective on August 28, 1986.


          In addition, any amendments to such document and all other reports, proxy statements and other documents of the Company hereafter filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this Prospectus, shall be deemed to be incorporated in this Prospectus and made a part hereof by reference from the date of filing of each such document. Any statement contained in an earlier document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this

Prospectus.

          The Company undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Such request should be directed to the Secretary, AMBI Inc., 771 Old Saw Mill

River Road, Tarrytown, New York 10591.


                                 INDEMNIFICATION

          The Company's by-laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The New York Business Corporation Law (the "BCL") provides that a corporation may indemnify a director or officer, made a party to a derivative action, against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. In addition, the BCL provides that a corporation may indemnify a director or officer, made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             ADDITIONAL INFORMATION

          This Prospectus contains certain information concerning the Company and its securities, but does not contain all the information set forth in the Registration Statement and the Exhibits thereto filed with the Commission under the Securities Act, to which reference is made. Any summary from the Exhibits contained in this Prospectus is necessarily incomplete and must not be considered as a full statement of the provisions of such instruments.

                                    AMBI INC.


                         500,000 Shares of Common Stock

                             ----------------------

                                   PROSPECTUS
                             ----------------------




                               May ___, 1998






          No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.


          TABLE OF CONTENTS


Available Information .............. 2
The Company ........................ 3
Risk Factors ....................... 3
Use of Proceeds ....................10
Selling Security Holders ...........10
Plan of Distribution ...............11
Experts ............................12
Legal Matters ......................12
Material Changes ...................12
Certain Relationships ..............12
Incorporation by Reference .........15
Indemnification ....................16
Additional Information .............16

                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated as follows:

Securities and Exchange Commission fee....           $   389
Nasdaq National Market listing fee..............      10,000
Legal Fees and expenses.............................. 10,000
Accountant's fees and expenses.....................    5,000
Miscellaneous........................................    611
                                                     -------
                  Total..............................$26,000


Item 15.  Indemnification of Directors and Officers.

         Section 5.04 of the Company's by-laws provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

     Section 722 of the New York Business Corporation Law provides that a corporation may indemnify a director or officer, made a party to a derivative action, against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. Such indemnification does not include amounts paid in settling or otherwise disposing of a threatened or pending action which is settled or otherwise disposed of without court approval.

     Section 722 of the Business Corporation Law further provides that a corporation may indemnify a director or officer, made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

     Section 723 specifies the manner in which payment of such indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been completely successful, whether on the merits or otherwise, in defending an action referred to in Section 722. In the event that the director or officer has not been wholly successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.
Section 724 provides that upon application by a director or officer, indemnification may be awarded by a court to the extent authorized under Sections 722 and 723. Section 725 provides that no indemnification agreement in any Certificate of Incorporation or By-Laws is valid unless consistent with the statute. In addition, Section 725 contains certain other miscellaneous provisions affecting the indemnification of directors and officers.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits.

Exhibit No.       Description
-----------       -----------

(5)             Opinion of Oscar D. Folger *

(23)(a)         Consent of Oscar D. Folger *

(23)(b)         Consent of KPMG Peat Marwick LLP, Independent Auditors

* Previously filed.


Item 17.  Undertakings

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high and low and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures



         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tarrytown, New York on the 8th day of May 1998.


                  AMBI Inc.


                  By:   /s/
                  ----------------------------------------------
                  Fredric D. Price, President, CEO and Director



                                POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Fredric D. Price as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933.

                              --------------------

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                            Title                            Date
---------                            -----                            ----
/s/ Robert E. Flynn
-------------------
Robert E. Flynn                 Chairman of the Board            May 8, 1998

/s/Fredric D. Price
-------------------
Fredric D. Price                President, CEO and Director      May 8, 1998
                                (Principal Accounting and

                                Financial Officer)


/s/ Audrey T. Cross
-------------------
Audrey T. Cross                 Director                         May 8, 1998

/s/ Sheldon G. Gilgore
----------------------
Sheldon G. Gilgore              Director                         May 8, 1998

/s/ Marvin Moser
----------------------
Marvin Moser                    Director                         May 8, 1998

/s/ Robert E. Pollack
----------------------
Robert E. Pollack               Director                         May 8, 1998


                                       21
